November 16, 2012

VIA EDGAR

Attention:  Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                                      Aberdeen Funds (the “Trust”) (File Numbers 333-146680 and 811-22132)

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (“1940 Act”), enclosed for filing on behalf of the Trust please find: (i) a copy of revised Rider No. 1 to the Trust’s Registered Management Investment Company Bond numbered B080120524P12 (the “Fidelity Bond”), which was filed on June 12, 2012 (Accession Number 0001104659-12-043022); (ii) a copy of Rider No. 6 to the Fidelity Bond; and (iii) a copy of the resolutions adopted by the members of the Board of Trustees of the Trust (including a majority of those who are not “interested persons” of the Funds as defined in the 1940 Act), approving the form and amount of the Fidelity Bond.

There was no additional premium due for the Fidelity Bond for the period from May 14, 2012 to May 14, 2013 as the result of Rider No. 1 and Rider No. 6. The Fidelity Bond is written for $2,500,000 of coverage.

Please contact me by phone at (215) 405-2438 or by e-mail at Megan.Kennedy@aberdeen-asset.com if you have any questions.

Sincerely,

/s/ Megan Kennedy
Megan Kennedy
Secretary

Enclosures

Approval of Fidelity Bond

WHEREAS, the Board including all of the Trustees who are not “interested persons” of the Fund (as that term is defined by Rule 2(a)(19) under the 1940 Act) (“Independent Trustees”), has determined that the Trust on behalf of the Funds should obtain fidelity bond coverage in an amount sufficient to cover the minimum legal requirements pertinent to the Funds as required by the 1940 Act; and

WHEREAS, the Board in making such determination, has considered various factors including, but not limited to, the nature of the entity writing the fidelity bond coverage, the amount of the bond and premium therefore;

NOW, THEREFORE, BE IT RESOLVED, that the Board, including all of the Trustees who are Independent Trustees, has considered all relevant factors relating to the participation of the Funds, including, among other things, the expected value of the aggregate assets of the Funds, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in which the Funds will invest; and it is further

RESOLVED, that the fidelity bond issued by Axis Specialty Europe Limited, for coverage for the Funds in the amount described at this meeting, will provide adequate coverage for the Funds and such Fidelity Bond be, and hereby is, approved by the Board of Trustees including all of the Trustees who are Independent Trustees; and it is further

RESOLVED, that the Secretary of the Trust or any other appropriate officer be, and hereby is, authorized, empowered and directed to make such filings with the SEC as may be required from time to time pursuant to Rules under the 1940 Act.

POLICY NUMBER:	B080120524P12

NAMED INSURED:	ABERDEEN FUNDS

EFFECTIVE DATE:	14th May, 2012 at 12:01 a.m. local time at the Principal Address of the Insured.

RIDER NO.1

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

SPECIFICALLY NAMED INSURED RIDER

It is hereby understood and agreed that the Bond to which this endorsement is attached shall, with effect from the date shown above, that Item 1 of the Declarations, Insured, shall include the following:

Aberdeen Funds, a series fund consisting of:

1.              Aberdeen Small Cap Fund

2.              Aberdeen Asia-Pacific Smaller Companies Fund

3.              Aberdeen Core Fixed Income Fund

4.              Aberdeen Global Natural Resources Fund

5.              Aberdeen International Equity Fund

6.              Aberdeen Ultra-Short Duration Bond Fund

7.              Aberdeen China Opportunities Fund

8.              Aberdeen Global High Yield Bond Fund

9.              Aberdeen Tax-Free Income Fund

10.       Aberdeen Core Plus Income Fund

11.       Aberdeen U.S. Equity Fund (f/k/a Aberdeen U.S. Equity I Fund)

12.       Aberdeen Emerging Markets Fund

13.       Aberdeen Global Equity Fund

14.       Aberdeen Global Small Cap Fund

15.       Aberdeen Global Fixed Income Fund

16.       Aberdeen Equity Long-Short Fund

17.       Aberdeen Optimal Allocations Fund: Moderate

18.       Aberdeen Optimal Allocations Fund: Moderate Growth

19.       Aberdeen Optimal Allocations Fund: Growth

20.       Aberdeen Optimal Allocations Fund: Specialty

21.       Aberdeen Optimal Allocations Fund: Defensive

22.       Aberdeen Asia Bond Fund (f/k/a Aberdeen Asia Bond Institutional Fund)

23.       Aberdeen Asia-Pacific (ex-Japan) Equity Fund (f/k/a Aberdeen Asia-Pacific (ex-Japan) Equity Institutional Fund)

24.       Aberdeen Emerging Markets Institutional Fund

25.       Aberdeen Emerging Markets Debt Local Currency Fund

26.       Aberdeen U.S. Equity II Fund

27.       Aberdeen U.S. High Yield Bond Fund

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

POLICY NUMBER:	B080120524P12

NAMED INSURED:	ABERDEEN FUNDS

EFFECTIVE DATE:	14th May, 2012 at 12:01 a.m. local time at the Principal Address of the Insured.

RIDER NO.6

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ADDITIONAL EXPOSURES RIDER

It is hereby noted and agreed that the Bond to which this endorsement is attached shall, with effect from the date shown above, be amended as follows:

1.                                      by deleting General Agreement A (Additional Offices or Employees — Consolidation or Merger — Notice) in its entirety and replacing the following respectively therefore:

A.                                    ADDITIONAL EXPOSURES

(1)                                 Additional offices

Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Insurer for the Bond Period.

(2)                                 Merger or consolidation

If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Insurer thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Insurer may make such coverage contingent upon the payment of an additional premium.

(3)                                 Acquisition or creation of funds

(i)                                     If during the Bond Period an Insured Investment Company creates or acquires a Fund, other than by reason of the events described in sub-clause (2) above; and if the total consolidated assets of such Fund are less than or equal to the amount set forth in Item 6 of the Declarations then, subject to all the other provisions of this Bond, coverage shall automatically apply to any loss sustained by that Fund.

(ii)                                  If during the Bond Period an Insured Investment Company creates or acquires a Fund, other than by reason of the events described in sub-clause (2) above; and if the total consolidated assets of such Fund are greater than the amount set forth in Item 6 of the Declarations, no coverage shall apply to any loss sustained by that Fund unless the Insured provides the Insurer with full particulars of such acquisition or creation, agrees to any additional premium and/or amendment of the provisions of this Bond the Insurer requires and pays any premium required.

(iii)                               There shall be no coverage for:

(a)                                 any loss sustained by any such Fund resulting from an act committed or an event occurring prior to the consummation of a transaction described in (i) or (ii) above; or

(b)                                 any loss sustained by any such Fund resulting from an act whenever committed or an event whenever occurring, which together with an act committed or an event occurring prior to the consummation of such transaction, would constitute a Single Loss.

In no event shall any transaction among Insureds constitute an acquisition or creation of Funds.

2.                                      by deleting definition T in its entirety and replacing the following respectively therefore:

T.                                    “Investment Company” or “Fund” means an investment company registered under the Investment Company Act of 1940 listed by endorsement to this Bond or subject to General Agreement A, created or acquired during the Bond Period.

3.                                      by adding the following item at the end of the Declarations:

Item 6.	Amount of Fund Assets:	USD 9,864,388,747,78

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.